Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-194396

PROSPECTUS SUPPLEMENT
(To Prospectus Dated March 21, 2014)

INTERLINE BRANDS, INC.

$365,000,000
10% / 10.75% Senior Notes due 2018

________________________

Attached hereto and incorporated by reference herein is our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 4, 2014. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated March 21, 2014, with respect to the 10% / 10.75% Senior Notes due 2018, including any amendments or supplements thereto.

________________________

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 12 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated at prices related to prevailing market prices at the time of sales or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any proceeds of such sales.

________________________

GOLDMAN, SACHS & CO.

________________________

August 4, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the quarterly period ended	June 27, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the transition period from	to

Commission File Number:	001-32380

INTERLINE BRANDS, INC.
(Exact name of registrant as specified in its charter)

Delaware	03-0542659
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

701 San Marco Boulevard Jacksonville, Florida	32207
(Address of principal executive offices)	(Zip Code)

(904) 421-1400
(Registrant’s telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

As of August 1, 2014 there were 1,479,033 shares of the registrant’s common stock issued and outstanding, par value $0.01.

INTERLINE BRANDS, INC. AND SUBSIDIARIES
TABLE OF CONTENTS - FORM 10-Q

PART I - FINANCIAL INFORMATION

ITEM 1. Financial Statements.

INTERLINE BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(in thousands, except share and per share data)

	June 27, 2014	December 27, 2013
ASSETS
Current Assets:
Cash and cash equivalents	$6,722	$6,102
Accounts receivable - trade (net of allowance for doubtful accounts of $4,533 and $3,595 as of June 27, 2014 and December 27, 2013, respectively)	192,664	165,420
Inventories	291,711	276,341
Prepaid expenses and other current assets	37,194	40,936
Income taxes receivable	11,930	13,563
Deferred income taxes	15,171	15,179
Total current assets	555,392	517,541
Property and equipment, net	55,683	58,665
Goodwill	486,439	486,439
Other intangible assets, net	365,547	445,046
Other assets	10,073	10,042
Total assets	$1,473,134	$1,517,733
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$140,233	$123,915
Accrued expenses and other current liabilities	72,727	69,939
Accrued interest	17,321	19,755
Current portion of long-term debt	3,500	—
Current portion of capital leases	110	231
Total current liabilities	233,891	213,840
Long-Term Liabilities:
Deferred income taxes	122,976	145,584
Long-term debt, net of current portion	799,786	798,347
Capital leases, net of current portion	—	10
Other liabilities	2,710	3,099
Total liabilities	1,159,363	1,160,880
Commitments and contingencies (see Note 6)
Stockholders' Equity:
Common stock; $0.01 par value, 2,500,000 authorized; 1,478,389 and 1,478,151 shares issued and outstanding as of June 27, 2014 and December 27, 2013, respectively	15	15
Additional paid-in capital	393,778	392,201
Accumulated deficit	(79,455)	(34,784)
Accumulated other comprehensive loss	(548)	(579)
Treasury stock, at cost, 62 shares held as of June 27, 2014 and none as of December 27, 2013	(19)	—
Total stockholders' equity	313,771	356,853
Total liabilities and stockholders' equity	$1,473,134	$1,517,733

See accompanying notes to unaudited consolidated financial statements.

INTERLINE BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands)

	Three Months Ended		Six Months Ended
	June 27, 2014	June 28, 2013	June 27, 2014	June 28, 2013

Net sales	$425,542	$405,706	$818,011	$786,459
Cost of sales	279,972	267,373	536,651	516,430
Gross profit	145,570	138,333	281,360	270,029

Operating Expenses:
Selling, general and administrative expenses	114,240	108,056	228,215	217,236
Depreciation and amortization	12,594	12,694	25,198	25,052
Merger related expenses	—	189	102	972
Total operating expenses	126,834	120,939	253,515	243,260
Operating income	18,736	17,394	27,845	26,769

Impairment of other intangible assets	(67,500)	—	(67,500)	—
Loss on extinguishment of debt, net	(19)	—	(4,172)	—
Interest expense	(14,506)	(15,779)	(30,190)	(31,603)
Interest and other income	205	271	397	801
(Loss) income before income taxes	(63,084)	1,886	(73,620)	(4,033)
Income tax (benefit) expense	(24,507)	714	(28,949)	(3,725)
Net (loss) income	$(38,577)	$1,172	$(44,671)	$(308)

See accompanying notes to unaudited consolidated financial statements.

INTERLINE BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (UNAUDITED)
(in thousands)

	Three Months Ended		Six Months Ended
	June 27, 2014	June 28, 2013	June 27, 2014	June 28, 2013
Net (loss) income	$(38,577)	$1,172	$(44,671)	$(308)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	271	(264)	31	(418)
Other comprehensive income (loss)	271	(264)	31	(418)
Comprehensive (loss) income	$(38,306)	$908	$(44,640)	$(726)

See accompanying notes to unaudited consolidated financial statements.

INTERLINE BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(in thousands)

	Six Months Ended
	June 27, 2014	June 28, 2013
Cash Flows from Operating Activities:
Net loss	$(44,671)	$(308)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	25,198	25,052
Impairment of other intangible assets	67,500	—
Amortization of deferred lease incentive obligation	(421)	(423)
Amortization of deferred debt financing costs	2,050	1,873
Amortization of discount on Term Loan Facility	36	—
Amortization of OpCo Notes fair value adjustment	(544)	(1,549)
Tender premiums and expenses on OpCo Notes	18,510	—
Write-off of unamortized OpCo Notes fair value adjustment	(17,803)	—
Write-off of deferred debt issuance costs	3,465	—
Share-based compensation	1,528	2,532
Deferred income taxes	(22,601)	(7,431)
Provision for doubtful accounts	1,550	1,214
Loss (gain) on disposal of property and equipment	37	(1)
Other	(63)	(162)
Changes in assets and liabilities:
Accounts receivable - trade	(28,788)	(23,710)
Inventories	(15,364)	(15,518)
Prepaid expenses and other current assets	3,602	1,880
Other assets	(117)	(74)
Accounts payable	16,684	12,693
Accrued expenses and other current liabilities	3,688	(1,633)
Accrued interest	(2,434)	1,557
Income taxes	1,633	4,104
Other liabilities	(11)	(198)
Net cash provided by (used in) operating activities	12,664	(102)
Cash Flows from Investing Activities:
Purchases of property and equipment, net	(9,241)	(10,595)
Net cash used in investing activities	(9,241)	(10,595)
Cash Flows from Financing Activities:
Proceeds from ABL Facility	47,000	74,000
Payments on ABL Facility	(72,000)	(71,500)
Proceeds from issuance of Term Loan Facility, net	349,125	—
Payments on Term Loan Facility	(875)	—
Payment of deferred debt financing costs	(8,024)	(178)
Repayment of OpCo Notes	(300,000)	—
Payment of tender premiums and expenses on OpCo Notes	(18,510)	—
Increase in purchase card payable, net	422	472
Payments on capital lease obligations	(131)	(282)
Proceeds from issuance of common stock	165	750
Net cash (used in) provided by financing activities	(2,828)	3,262
Effect of exchange rate changes on cash and cash equivalents	25	(207)
Net increase (decrease) in cash and cash equivalents	620	(7,642)
Cash and cash equivalents at beginning of period	6,102	15,801
Cash and cash equivalents at end of period	$6,722	$8,159

INTERLINE BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED), CONTINUED
(in thousands)

	Six Months Ended
	June 27, 2014	June 28, 2013
Supplemental Disclosure of Cash Flow Information:
Cash paid (received) during the period for:
Interest	$31,004	$29,662
Income taxes, net of refunds	(7,960)	(399)

Schedule of Non-Cash Investing and Financing Activities:
Capital expenditures incurred but not yet paid	621	1,103

See accompanying notes to unaudited consolidated financial statements.

INTERLINE BRANDS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business

Interline Brands, Inc., a Delaware corporation, and its subsidiaries (“Interline” or the “Company”) is a leading national distributor and direct marketer of broad-line maintenance, repair and operations (“MRO”) products into the facilities maintenance end-market. The Company sells janitorial and sanitation (“JanSan”) supplies, plumbing, heating, ventilation and air conditioning (“HVAC”), hardware, electrical, appliances, security, and other MRO products. Interline’s diverse customer base of over 100,000 customers consists of institutions, such as educational, lodging, health care, and government facilities; multi-family housing, such as apartment complexes; and residential, such as professional contractors, and plumbing and hardware retailers. Interline's customers range in size from individual contractors and independent hardware stores to apartment management companies and national purchasing groups.

The Company currently markets and sells its products primarily through thirteen brands across three primary end markets. The Company utilizes a variety of sales channels, including a direct field sales force, inside sales representatives, a direct marketing program, brand-specific websites, a national account sales program and various supply chain programs. During the second quarter of 2014, the Company made a strategic marketing decision to simplify its brand structure within the institutional end market, which will result in fewer brands serving this customer base. The Company delivers its products through its network of distribution centers and professional contractor showrooms located throughout the United States, Canada and Puerto Rico, vendor managed inventory locations at large professional contractor and institutional customer locations and its dedicated fleet of trucks and third-party carriers. Through its broad distribution network, the Company is able to provide next-day delivery service to approximately 98% of the U.S. population and same-day delivery service to most major metropolitan markets in the U.S.

Interline Brands, Inc. is the holding company of the Interline group of businesses, including its principal operating subsidiary, Interline Brands, Inc., a New Jersey corporation (“Interline New Jersey”).

Basis of Presentation

On September 7, 2012 (the "Merger Date"), pursuant to an Agreement and Plan of Merger dated as of May 29, 2012, Isabelle Holding Company Inc., a Delaware corporation (“Parent”), and Isabelle Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Immediately following the effective time of the Merger, Parent was merged with and into the Company, with the Company surviving (the "Second Merger"). Prior to the Merger Date, the Company operated as a public company with its common stock traded on the New York Stock Exchange. As a result of the Merger, Interline's common stock became privately held.

The accompanying unaudited interim consolidated financial statements include the accounts of Interline Brands, Inc. and all of its wholly-owned subsidiaries. These statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and instructions to the Quarterly Report on Form 10-Q and Article 10 of Regulation S-X promulgated by the Securities and Exchange Commission (“SEC”). Accordingly, certain information and footnote disclosures normally included in financial statements included in the Company’s Annual Report on Form 10-K have been condensed or omitted. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 27, 2013 filed with the SEC.

All adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented have been recorded. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include valuation reserves for accounts receivable and income taxes, lower of cost or market and obsolescence reserves for

INTERLINE BRANDS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

inventory, reserves for self-insurance programs, legal contingencies, and valuation of goodwill and other intangible assets. Actual results could differ from those estimates.

Reclassifications
The Company has reclassified certain items previously reported in the financial statements and accompanying notes in order to conform to current year presentation. The reclassifications were made within current assets and have no impact on working capital.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Disclosure about how fair value is determined for assets and liabilities is based on a hierarchy established from the significant levels of inputs as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;

Level 2	quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3	unobservable inputs, such as discounted cash flow models or valuations.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The fair value of cash and cash equivalents, accounts receivable, and accounts payable approximate the carrying amount because of the short maturities of these items.

The fair value of the Company’s ABL Facility, Term Loan Facility, OpCo Notes, and HoldCo Notes is determined by quoted market prices and other inputs that are observable for these liabilities, which are Level 2 inputs. The carrying amount and fair value of the ABL Facility, OpCo Notes, and HoldCo Notes as of June 27, 2014 and December 27, 2013 were as follows (in thousands):

	June 27, 2014		December 27, 2013
Description	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ABL Facility	$90,000	$90,420	$115,000	$115,098
Term Loan Facility(1)	348,286	347,525	—	—
OpCo Notes(1)	—	—	318,347	317,625
HoldCo Notes	365,000	390,550	365,000	398,763
     ____________________

(1)
In March of 2014, Interline New Jersey entered into the Term Loan Facility and used a portion of the proceeds to finance the redemption of the OpCo Notes and discharge its remaining obligations thereunder.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment on an annual basis or when an event occurs or circumstances change that would indicate that the fair value of the long-lived asset has fallen below its carrying amount. Such evaluations include an assessment of customer retention, cash flow projections and other factors the Company believes are relevant. The discounted future expected net cash flows of each identifiable asset are used to measure impairment losses. The determination of whether long-lived assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the long-lived asset. Changes in the Company's strategy or assumptions, environmental or other regulations, and/or market conditions could significantly impact these judgments. The Company monitors market conditions and other factors to determine if interim impairment tests are necessary.

INTERLINE BRANDS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

During the three months ended June 27, 2014, the Company recorded non-cash charges of $67.5 million related to the impairment of certain indefinite-lived trademark assets.  These impairments were primarily due to a strategic marketing decision to phase out certain brand names through the remainder of the fiscal year and market the related products under a new consolidated brand name which resulted in a change in the expected useful life of the intangible assets. The impairment charges were determined by comparing the fair value of the trademarks, derived using discounted cash flow analyses, to the current carrying value. The Company has evaluated whether other trademark assets not associated with the rebranding still remain indefinite-lived, noting no other events have occurred that would cause an impairment of the other trademark assets or any other long-lived assets including goodwill. Refer to Note 3 for additional disclosure regarding the impairment charges.

Segment Information

The Company has one operating segment and, therefore, one reportable segment, the distribution of MRO products into the facilities maintenance end-market. The Company’s revenues and assets outside the United States are not significant. The Company’s net sales by product category were as follows (in thousands):

	Three Months Ended		Six Months Ended
Product Category(1)	June 27, 2014	June 28, 2013	June 27, 2014	June 28, 2013
JanSan	$194,958	$187,766	$376,137	$365,292
Plumbing	73,663	70,716	146,981	142,594
Hardware, tools and fixtures	36,053	32,790	70,805	63,686
HVAC	36,818	36,996	60,905	62,042
Electrical and lighting	22,274	20,665	43,390	41,152
Appliances and parts	22,372	19,939	43,044	38,140
Security and safety	17,840	16,993	35,039	34,222
Other	21,564	19,841	41,710	39,331
Total	$425,542	$405,706	$818,011	$786,459
     ____________________

(1)
The Company continually refines its product classification groupings and, as a result, stock keeping units are     periodically realigned within product categories. Therefore, the prior periods in these tables have been recast to be consistent with current presentation.

Recently Issued Accounting Guidance

In March 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity ("ASU 2013-05"). The amendments contained within this guidance clarify the applicable guidance for the release of the cumulative translation adjustment under current U.S. GAAP when an entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. The amendments in ASU 2013-05 are effective prospectively for the first annual period beginning after December 15, 2014, and interim and annual periods thereafter, with early adoption permitted. The amendments should be applied prospectively to derecognition events occurring after the effective date, and prior periods should not be adjusted. This ASU is not expected to have a material impact on the Company's consolidated financial statements.

In May 2014, FASB issued ASU No. 2014-09, Revenue From Contracts With Customers ("ASU 2014-09"), that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The ASU is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full

INTERLINE BRANDS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

retrospective or a modified retrospective approach for the adoption of the new standard. The amendments in this update are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The company is currently assessing the impact that this standard will have on its consolidated financial statements.
In June 2014, the FASB issued ASU No.2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period ("ASU 2014-12"). The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Accounting Standards Codification Topic No. 718, “Compensation — Stock Compensation” (“ASC 718”), as it relates to awards with performance conditions that affect vesting to account for such awards. The amendments in this update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Early adoption is permitted. Entities may apply the amendments in ASU 2014-12 either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. This ASU is not expected to have a material impact on the Company's consolidated financial statements.

Recently Adopted Accounting Guidance

In February 2013, FASB issued ASU No. 2013-04, Liabilities (Topic 405) - Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date ("ASU 2013-04"). The objective of the amendments in this update is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing U.S. GAAP. Examples of obligations within the scope of this ASU include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. This guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement amount its co-obligors, plus any additional amount the entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligations as well as other information about those obligations. The amendments in ASU 2013-04 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, and should be retrospectively applied to all prior periods presented for those obligations resulting from joint and several liability arrangements within the ASU's scope that exist at the beginning of an entity's fiscal year of adoption. An entity may elect to use hindsight for the comparative periods, and should disclose that fact. Early adoption was permitted. Effective December 28, 2013, the Company adopted this ASU, which did not have a material impact on the Company's consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists ("ASU 2013-11"). The objective of this ASU is to eliminate the diversity in practice on how entities present unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU 2013-11 will require entities to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset (with certain exceptions) for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The amendments in ASU 2013-11 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, with early adoption permitted. The amendments should be applied prospectively, although retrospective application was permitted. Effective December 28, 2013, the Company adopted this ASU, which did not have a material impact on the Company's consolidated financial statements.

INTERLINE BRANDS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. ACCOUNTS RECEIVABLE

The Company’s trade receivables are exposed to credit risk. The majority of the markets served by the Company are comprised of numerous individual accounts, none of which is individually significant. The Company monitors the creditworthiness of its customers on an ongoing basis and provides a reserve for estimated bad debt losses. If the financial condition of the Company’s customers were to deteriorate, increases in its allowance for doubtful accounts may be needed.

The activity in the allowance for doubtful accounts consisted of the following (in thousands):

Balance at December 27, 2013	Charged to Expense	Deductions(1)	Balance at June 27, 2014
$3,595	$1,550	$(612)	$4,533
____________________

(1)	Accounts receivable previously charged to expense, written-off as uncollectible, net of recoveries.

3. OTHER INTANGIBLE ASSETS

During the three months ended June 27, 2014, the Company recorded non-cash charges of $67.5 million related to the impairment of certain indefinite-lived trademark assets. These impairments were primarily due to a strategic marketing decision to phase out certain brand names and market the related products under a new consolidated brand name. This decision resulted in a change in the expected useful life of the trademark assets. The impairment charges were determined by comparing the fair value of the trademarks, derived using a discounted cash flow analysis based on the income approach, relief from royalty method, to the current carrying value. Prior to the impairment analysis the associated trademarks had a carrying value of $71.1 million, and after the impairment charge the associated trademarks had a remaining carrying value of $3.6 million which will be amortized over a definite life of six months.

The following table summarizes the net book value information related to other intangible assets as of June 27, 2014 and December 27, 2013 (in thousands):

	June 27, 2014	December 27, 2013
Indefinite-lived intangibles assets:
Trademarks	114,500	$185,600

Definite-lived intangible assets:
Trademarks	3,600	—
Customer relationships	222,980	237,488
Deferred financing costs	24,467	21,958
Total	$365,547	$445,046

INTERLINE BRANDS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. DEBT

The Company's outstanding debt consisted of the following as of June 27, 2014 and December 27, 2013 (in thousands):

	June 27, 2014	December 27, 2013
ABL Facility	$90,000	$115,000
Term Loan Facility(1)	348,286	—
OpCo Notes(2)	—	318,347
HoldCo Notes	365,000	365,000
Total debt	$803,286	$798,347
Less: Current portion	3,500	—
Long-term debt	$799,786	$798,347
____________________

(1)	As of June 27, 2014, the Term Loan Facility included an unamortized original issue discount of $0.8 million.

(2)
As of December 27, 2013, the OpCo notes included an unamortized fair value premium of $18.3 million recorded as a result of the Merger. On March 26, 2014, Interline New Jersey discharged its remaining obligations under the OpCo Notes.

As of June 27, 2014 and December 27, 2013, respectively, Interline New Jersey had $174.5 million and $145.8 million available under the ABL Facility (as defined below). There were $90.0 million and $115.0 million borrowings under the revolving credit facilities as of June 27, 2014 and December 27, 2013, respectively, and total letters of credit issued under the revolving credit facilities of $10.5 million and $10.5 million as of the same dates.

On March 17, 2014, Interline New Jersey completed the following financing transactions:

•	entered into a first lien term loan under which Interline New Jersey incurred a term loan in an aggregate principal amount of $350.0 million (the "Term Loan Facility"); and

•
amended the asset-based senior secured revolving credit facility, dated as of September 7, 2012 (the “ABL Facility”), by entering into the First Amendment to Credit Agreement to permit the incurrence of the Term Loan Facility and make other changes in connection with the refinancing (the “First ABL Facility Amendment”).

The proceeds from the Term Loan Facility were used to finance the redemption of Interline New Jersey's outstanding 7.50% Notes due 2018 (the "OpCo Notes"), the repayment of a portion of amounts outstanding under the ABL Facility and the payment of related fees, costs and expenses. In connection with the redemption of the OpCo Notes, the Company recorded a loss on early extinguishment of debt in the amount of $4.2 million. The loss was comprised of $18.5 million in consent solicitation, tender premium, call premium and related transaction costs less a non-cash benefit of $14.3 million associated with the write-off of the unamortized fair value premium of $17.8 million less the write-off of the unamortized deferred debt financing costs of $3.5 million.

    On April 8, 2014, Interline New Jersey further amended the ABL Facility by entering into the Second Amendment to Credit Agreement to amend certain pricing terms applicable to the ABL Facility and extend the maturity date of the ABL Facility to April 8, 2019, at which date the principal amount outstanding under the ABL Facility will be due and payable in full (the “Second ABL Facility Amendment”).

Deferred financing costs associated with the Term Loan Facility, the First ABL Facility Amendment and the Second ABL Facility Amendment totaled approximately $8.0 million.

Interline New Jersey and the Company were in compliance with all covenants contained in the ABL Facility, Term Loan Facility and HoldCo Notes as of June 27, 2014.

INTERLINE BRANDS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

ABL Facility Amendments

In addition to making changes that were required in order to permit the incurrence of the Term Loan Facility and the redemption of the OpCo Notes, the First ABL Facility Amendment also made various changes to the ABL Facility that were intended to conform certain covenant baskets and related terms with those contained in the Term Loan Facility (the terms of which are disclosed below under "—Term Loan Facility").

As amended by the First ABL Facility Amendment, Interline New Jersey and its restricted subsidiaries will be permitted under the ABL Facility to incur secured or unsecured indebtedness so long as (i) in the event that the proceeds thereof are used to redeem HoldCo Notes, the pro forma interest coverage ratio of Interline New Jersey and its restricted subsidiaries is at least 2.00:1.00 or (ii) in the event the proceeds thereof are used for another purpose, (A) if such indebtedness is secured on a second-lien or other junior basis or is unsecured, the pro forma total leverage ratio of Interline New Jersey and its restricted subsidiaries is less than or equal to 6.50:1.00, or (B) if such indebtedness is secured on a first-lien basis, the pro forma ratio of (x) consolidated first lien indebtedness of Interline New Jersey and its restricted subsidiaries and (y) consolidated EBITDA of Interline New Jersey and its restricted subsidiaries (such ratio, the “First Lien Leverage Ratio”) is less than or equal to 3.75:1.00.

The First ABL Facility Amendment also released the security interest previously granted by the Company to secure the ABL Facility, subject to a requirement that the Company re-pledge its assets to secure the ABL Facility in the event that the Company’s 10.00% / 10.75% Senior Notes due 2018 (the “HoldCo Notes”) are no longer outstanding. Accordingly, while the Company will guaranty both the Term Loan Facility and the ABL Facility, its assets will not be pledged to secure either such facility so long as the HoldCo Notes remain outstanding.

Obligations under the ABL Facility will continue to be guaranteed by the Company and each of the wholly-owned material subsidiaries of the co-borrowers under the ABL Facility. These obligations will be primarily secured, subject to certain exceptions, by a security interest in substantially all of the assets of Interline New Jersey and each of its wholly-owned material U.S. subsidiaries. This security interest will be comprised of a first-priority lien on generally all of the current assets (including accounts receivable and inventory) of Interline New Jersey and the other grantors, which assets secure the Term Loan on a second-priority basis, and a second-priority lien on generally all of the fixed assets of Interline New Jersey and the other grantors, which assets secure the Term Loan on a first-priority basis.

From the date of the Second ABL Facility Amendment through the end of Interline New Jersey’s first fiscal quarter after the closing date thereof, borrowings were subject to an interest rate equal to LIBOR plus 1.50% in the case of Eurodollar revolving loans, and an applicable base rate plus 0.50% in the case of Alternate Base Rate (“ABR”) loans. The principal balance outstanding under the ABL Facility may be voluntarily prepaid in advance, without penalty or premium, at any time in whole or in part, subject to certain breakage costs.

As of the end of the first fiscal quarter following the closing of the Second ABL Facility Amendment, the interest rates applicable to obligations under the ABL Facility will be determined as of the end of each fiscal quarter in accordance with applicable rates set forth in the table below, which interest rates are generally 0.25% lower than the rates in effect prior to the Second ABL Facility Amendment:

	Revolver ABR Spread	Revolver Eurodollar Spread
Category 1
Greater than $150.0 million	0.25%	1.25%
Category 2
Greater than $75.0 million but less than or equal to $150.0 million	0.50%	1.50%
Category 3
Less than or equal to $75.0 million	0.75%	1.75%

The applicable rates for Category 1 will be available starting in the second fiscal quarter of 2015. The applicable rates for Category 2 and Category 3 are subject to a 0.25% step-down from the spread described above if the fixed charge coverage ratio for the

INTERLINE BRANDS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

period of four consecutive fiscal quarters ending on the last day of the fiscal quarter most recently ended is greater than 1.75:1.00. This step-down is currently available for Category 3 borrowings and will be available for Category 2 borrowings during the second fiscal quarter of 2015. As of June 27, 2014, the interest rate in effect with respect to the ABL Facility was 1.69% for the Eurodollar revolving loans and 3.75% for the ABR revolving loans.

The Second ABL Facility Amendment also revised the terms of the commitment fee payable by Interline New Jersey in respect of unutilized commitments, which will be equal to 0.375% per annum for the ABL Facility if utilization is less than 25.0% of the aggregate commitments and 0.25% per annum if the utilization of the ABL Facility exceeds 25.0% of the aggregate commitments.

Term Loan Facility

The initial aggregate principal amount of the Term Loan is equal to $350.0 million. The Term Loan Facility allows for incremental increases in an aggregate principal amount of up to (i) $100.0 million plus (ii) the amount as of the date of incurrence that would not cause the First Lien Leverage Ratio to exceed 3.75:1.00. The Term Loan Facility will mature on the earlier of (A) March 17, 2021 and (B) the date which is 91 days prior to the maturity date of the HoldCo Notes.

Obligations under the Term Loan Facility are guaranteed by the Company and each of the wholly-owned material U.S. subsidiaries of Interline New Jersey. These obligations are primarily secured, subject to certain exceptions, by a security interest in substantially all of the assets of Interline New Jersey and each of its wholly-owned material U.S. subsidiaries. This security interest is comprised of a first-priority lien on generally all of the fixed assets of Interline New Jersey and the other grantors, which assets secure the ABL Facility on a second-priority basis, and a second-priority lien on generally all of the current assets (including accounts receivable and inventory) of Interline New Jersey and the other grantors, which assets secure the ABL Facility on a first-priority basis. The assets held directly by the Company will not secure the Term Loan Facility, except that the Company will be required to grant a security interest in these assets in the event that the HoldCo Notes are no longer outstanding.

The Term Loan Facility will bear interest, at the borrower’s option, at (i) LIBOR subject to a minimum floor of 1.00%, plus 300 basis points ("LIBO Rate") or (ii) an ABR subject to a minimum floor of 2.0%, plus 200 basis points. In addition, at the closing of the Term Loan Facility, Interline New Jersey paid (in addition to customary fees) an upfront fee equal to 0.25% of the principal amount thereof. As of June 27, 2014, the interest rate in effect with respect to the Term Loan Facility was 4.00% for LIBO Rate borrowings and 5.25% for ABR borrowings.

Under the Term Loan Facility, Interline New Jersey may voluntarily prepay principal at any time and from time to time without penalty or premium, other than a 1.00% premium during the first six months following the closing date for re-pricing transactions only. The Term Loan Facility is due and payable in quarterly installments equal to 0.25% of the original principal amount, with the balance payable in one final installment at the maturity date. Additional provisions include the requirement to repay the Term Loan Facility with certain asset sale and insurance proceeds, certain debt proceeds and 50% of excess cash flow (reducing to 25% if the First Lien Leverage Ratio is no more than 3.00:1.00 and 0% if the First Lien Leverage Ratio is no more than 2.75:1.00).

The Term Loan Facility does not include any financial covenants; however, it does contain certain restrictive covenants (in each case, subject to exclusions) that limit, among other things, the ability of Interline and the restricted subsidiaries to:

•	create, incur, assume or suffer to exist, any liens,

•	create, incur, assume or permit to exist, directly or indirectly, any additional indebtedness,

•	consolidate, merge, amalgamate, liquidate, wind up or dissolve themselves,

•	convey, sell, lease, license, assign, transfer or otherwise dispose of their assets,

•	make certain restricted payments,

•	make certain investments,

•	amend or otherwise alter the terms of documents related to certain subordinated indebtedness,

•	enter into transactions with affiliates, and

•	prepay certain indebtedness.

The covenants are subject to various baskets and materiality thresholds, with certain of the baskets to the restrictions on the repayment of subordinated indebtedness, restricted payments and investments being available only when the pro forma interest coverage ratio of Interline New Jersey and its restricted subsidiaries is at least 2.00:1.00.

INTERLINE BRANDS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Term Loan Facility provides that Interline New Jersey and its restricted subsidiaries may incur secured or unsecured indebtedness so long as (i) (A) in the event that the proceeds thereof are used to redeem HoldCo Notes, the pro forma interest coverage ratio of Interline New Jersey and its restricted subsidiaries is at least 2.00:1.00 or (B) in the event the proceeds thereof are used for another purpose, the pro forma total leverage ratio of Interline New Jersey and its restricted subsidiaries is less than or equal to 6.50:1.00 and (ii) in the event any of such indebtedness is secured on a first-lien basis, the First Lien Leverage Ratio is less than or equal to 3.75:1.00.

The Term Loan Facility contains certain customary representations and warranties, affirmative covenants and events of default, including, among other things, payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness (subject to certain restrictions on cross-defaults to the financial covenant contained in the ABL Facility), certain events of bankruptcy, certain events under ERISA, judgment defaults, actual or asserted failure of any material guaranty or security documents supporting the Term Loan Facility to be in full force and effect and change of control. If such an event of default occurs, the Agent under the Term Loan Facility is entitled to take various actions, including the acceleration of amounts due and all other actions that a secured creditor is permitted to take following a default.

5. RELATED PARTY TRANSACTIONS

Transactions with Principal Owners
Subsequent to the Merger, all of the Company's outstanding stock became privately held by certain affiliates of Goldman, Sachs & Co., including GS Capital Partners VI Fund, L.P. and its related entities, and P2 Capital Partners, LLC and its related entities (collectively, the "Sponsors"), and certain members of Company management. In conjunction with the financing transactions, the Company paid approximately $2.6 million to Goldman, Sachs & Co. for underwriting services rendered in connection with the Term Loan Facility and tender fees incurred as the lead agent on the OpCo Notes redemption. See Note 4. Debt for additional information related to the financing transactions and the related redemption of the OpCo Notes.

6. COMMITMENTS AND CONTINGENCIES

Contingent Liabilities

As of June 27, 2014 and December 27, 2013, the Company was contingently liable for outstanding letters of credit aggregating to $10.5 million and $10.5 million, respectively.

Legal Proceedings

In May 2011, the Company was named as a defendant in the case of Craftwood Lumber Company v. Interline Brands, Inc. ("Craftwood Matter"), filed before the Nineteenth Judicial Circuit Court of Lake County, Illinois, and subsequently removed to the United States District Court for the Northern District of Illinois. The complaint alleges that the Company sent unsolicited fax advertisements to businesses nationwide in violation of the Telephone Consumer Protection Act of 1991, as amended by the Junk Fax Prevention Act of 2005 (“Junk Fax Act”). At the time of filing the initial complaint in state court, the plaintiff also filed a motion asking the Court to certify a class of plaintiffs comprised of businesses who allegedly received unsolicited fax advertisements from the Company during the four-year statute of limitations period. In its amended complaint filed in the United States District Court, the plaintiff seeks preliminary and permanent injunctive relief enjoining the Company from violating the Junk Fax Act, as well as statutory damages for each fax transmission found to be in violation of the Junk Fax Act. The Company continues to vigorously contest class action certification and liability; however, in light of the Company's assessment of potential legal risks associated with the Craftwood Matter, the Company recorded a pre-tax charge in the amount of $20.5 million in the third quarter of 2013. The pre-tax charge was included in selling, general and administrative expenses in the statements of operations for the fiscal year ended December 27, 2013. As of June 27, 2014 and December 27, 2013, the litigation related accrual of $20.5 million was included in accrued expenses and other current liabilities in the consolidated balance sheets. Based upon the uncertain outcome of the Craftwood Matter, a range of reasonable outcomes cannot be estimated as of the date of these financial statements. Accordingly, actual results may differ.

INTERLINE BRANDS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company is involved in various other legal proceedings in the ordinary course of its business and have not been fully adjudicated. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect upon the Company’s consolidated financial statements.

Because the outcome of litigation is inherently uncertain, the Company may not prevail in these proceedings and the ultimate exposure cannot be estimated if the Company were not to prevail. Accordingly, any rulings against the Company could have a material adverse effect on the consolidated financial statements.

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

References to “us” and “we” are to the Company. You should read the following discussion in conjunction with our unaudited consolidated financial statements and related notes included in this quarterly report, and our audited consolidated financial statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”).

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are subject to risks and uncertainties. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy, the impact of the Merger, as defined in "Recent Developments" below, and amounts that may be paid for resolution of legal matters. These statements often include words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, including, without limitation, certain statements in “Results of Operations”, “Liquidity and Capital Resources”, and Item 3. Quantitative and Qualitative Disclosures About Market Risk. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this report, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include:

•	our level of indebtedness,

•	future cash flows,

•	the highly competitive nature of the maintenance, repair and operations distribution industry,

•	general market conditions,

•	the impact of the current rebranding initiative,

•	the impact of potential future impairment charges,

•	apartment vacancy rates and effective rents,

•	governmental and educational budget constraints,

•	work stoppages or other business interruptions at transportation centers or shipping ports,

•	our ability to accurately predict market trends,

•	adverse publicity,

•	the impact of the resolution of current or future legal claims,

•	labor and benefit costs,

•	the loss of significant customers,

•	adverse changes in trends in the home improvement and remodeling and home building markets,

•	health care costs,

•	product cost and price fluctuations due to inflation and currency exchange rates,

•	inability to identify, acquire and successfully integrate acquisition candidates,

•	our ability to purchase products from suppliers on favorable terms,

•	fluctuations in the cost of commodity-based products and raw materials (such as copper) and fuel prices,

•	our customers' ability to pay us,

•	inability to realize expected benefits from acquisitions,

•	consumer spending and debt levels,

•	interest rate fluctuations,

•	weather conditions and catastrophic weather events,

•	material facilities and systems disruptions and shutdowns,

•	the length of our supply chains,

•	dependence on key employees,

•	credit market contractions,

Forward-Looking Statements (continued)

•	changes to tariffs between the countries in which we operate,

•	our ability to protect trademarks,

•	changes in governmental regulations related to our product offerings, and

•	changes in consumer preferences.

Any forward-looking statements made by us in this report, or elsewhere, speak only as of the date on which we make them. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. In light of these risks and uncertainties, any forward-looking statements made in this report or elsewhere might not occur.

Overview

We are a leading national distributor and direct marketer of broad-line maintenance, repair and operations (“MRO”) products. We have one operating segment, the distribution of MRO products into the facilities maintenance end-market. We stock approximately 100,000 MRO products in the following categories: janitorial and sanitation (“JanSan”); hardware, tools and fixtures; plumbing; heating, ventilation and air conditioning (“HVAC”); electrical and lighting; appliances and parts; security and safety; and other miscellaneous maintenance products. Our products are primarily used for the repair, maintenance, remodeling, and refurbishment of non-industrial and residential facilities.

Our diverse facilities maintenance customer base includes institutions, such as educational, lodging, health care, and government facilities; multi-family housing, such as apartment complexes; and residential, such as professional contractors, and plumbing and hardware retailers. Our customers range in size from individual contractors and independent hardware stores to apartment management companies and national purchasing groups.

We currently market and sell our products primarily through thirteen distinct and targeted brands, each of which is recognized in the facilities maintenance markets they serve for providing quality products at competitive prices with reliable same-day or next-day delivery. The AmSan®, JanPak®, CleanSource®, Sexauer®, and Trayco® brands generally serve our institutional facilities customers; the Wilmar® and Maintenance USA® brands generally serve our multi-family housing facilities customers; and the Barnett®, Copperfield®, U.S. Lock®, Hardware Express®, LeranSM and AF Lighting® brands generally serve our residential facilities customers. Our multi-brand operating model, which we believe is unique in the industry, allows us to use a single platform to deliver tailored products and services to meet the individual needs of each respective customer group served. During the second quarter of 2014, the Company made a strategic marketing decision to simplify our brand structure within the institutional end-market. This rebranding initiative is designed to consolidate our institutional brands under a single national brand name and increase brand awareness as a market leading institutional platform. We reach our markets using a variety of sales channels, including a field sales force of approximately 1,135 associates, which includes sales management and related associates, approximately 460 inside sales and customer service and support associates, a direct marketing program consisting of catalogs and promotional flyers, brand‑specific websites, a national accounts sales program, and other supply chain programs, such as vendor managed inventory.

We deliver our products through our network of 67 distribution centers, 21 professional contractor showrooms located throughout the United States, Canada, and Puerto Rico, 73 vendor-managed inventory locations at large customer locations and a dedicated fleet of trucks and third party carriers. Our broad distribution network enables us to provide reliable, next-day delivery service to approximately 98% of the U.S. population and same-day delivery service to most major metropolitan markets in the U.S.

Our information technology and logistics platforms support our major business functions, allowing us to market and sell our products at varying price points depending on the customer’s service requirements. While we market our products under a variety of brands, generally our brands draw from the same inventory within common distribution centers and share associated employee and transportation costs. In addition, we have centralized marketing, purchasing and catalog production operations to support our brands. We believe that our information technology and logistics platforms also benefit our customers by allowing us to offer a broad product selection at highly competitive prices while maintaining the unique customer appeal of each of our targeted brands. Overall, we believe that our common operating platforms have enabled us to improve customer service, maintain lower operating costs, efficiently manage working capital and support our growth initiatives.

Recent Developments

Impairment of Other Intangible Assets
During the second quarter of fiscal year 2014, Company management made a strategic marketing decision to rebrand certain trademark assets under one new national brand name within our institutional customer end market. Management believes the rebranding initiative will provide positive outcomes as it relates to brand recognition and market share. The rebranding is not expected to have a significant impact on operations or the quality of our product offerings.

As a result of the rebranding initiative the Company recorded non-cash charges of $67.5 million related to the impairment of certain indefinite-lived trademark assets due to a change in the expected useful life of the intangible assets. The impairment charges were determined by comparing the fair value of the trademarks, derived using discounted cash flow analyses, to the current carrying value. Prior to the impairment analysis the associated trademarks had a carrying value of $71.1 million, and after the impairment charge the associated trademarks had a remaining carrying value of $3.6 million which will be amortized over a definite life of six months.

Financing Transactions
On March 17, 2014, Interline New Jersey completed the following financing transactions:

•	entered into a first lien term loan under which Interline New Jersey incurred a term loan in an aggregate principal amount of $350.0 million (the "Term Loan Facility"); and

•
amended the asset-based senior secured revolving credit facility, dated as of September 7, 2012 (the “ABL Facility”), by entering into the First Amendment to Credit Agreement to permit the incurrence of the Term Loan Facility and make other changes in connection with the refinancing (the “First ABL Facility Amendment”).

The proceeds from the Term Loan Facility were used to finance the redemption of Interline New Jersey's outstanding 7.50% Notes due 2018 (the "OpCo Notes"), the repayment of a portion of amounts outstanding under the ABL Facility and the payment of related fees, costs and expenses. In connection with the redemption of the OpCo Notes, the Company recorded a loss on early extinguishment of debt in the amount of $4.2 million during the six months ended June 27, 2014. The loss was comprised of $18.5 million in consent solicitation, tender premium, call premium and related transaction costs less a non-cash benefit of $14.3 million associated with the write-off of the unamortized fair value premium of $17.8 million less the write-off of the unamortized deferred debt financing costs of $3.5 million.

    On April 8, 2014, Interline New Jersey further amended the ABL Facility by entering into the Second Amendment to Credit Agreement to amend certain pricing terms applicable to the ABL Facility and extend the maturity date of the ABL Facility to April 8, 2019, at which date the principal amount outstanding under the ABL Facility will be due and payable in full (the “Second ABL Facility Amendment”).

See "—Liquidity and Capital Resources" for further information regarding the financing transactions.

Results of Operations

The following table presents information derived from the consolidated statements of operations expressed as a percentage of net sales for the three and six months ended June 27, 2014 and June 28, 2013:

	Three Months Ended			Six Months Ended
	% of Net Sales			% of Net Sales
	June 27, 2014	June 28, 2013	% Increase (Decrease)(1)	June 27, 2014	June 28, 2013	% Increase (Decrease)(1)
Net sales	100.0%	100.0%	4.9%	100.0%	100.0%	4.0%
Cost of sales	65.8	65.9	4.7	65.6	65.7	3.9
Gross profit	34.2	34.1	5.2	34.4	34.3	4.2

Operating Expenses:
Selling, general and administrative expenses	26.8	26.6	5.7	27.9	27.6	5.1
Depreciation and amortization	3.0	3.1	(0.8)	3.1	3.2	0.6
Merger related expenses	—	—	(100.0)	—	0.1	(89.5)
Total operating expenses	29.8	29.8	4.9	31.0	30.9	4.2
Operating income	4.4	4.3	7.7	3.4	3.4	4.0

Impairment of other intangible assets	(15.9)	—	—	(8.3)	—	—
Loss on extinguishment of debt, net	—	—	—	(0.5)	—	—
Interest expense	(3.4)	(3.9)	(8.1)	(3.7)	(4.0)	(4.5)
Interest and other income	—	0.1	(24.4)	—	0.1	(50.4)
(Loss) income before income taxes	(14.8)	0.5	(3,444.9)	(9.0)	(0.5)	1,725.4
Income tax (benefit) expense	(5.8)	0.2	(3,532.4)	(3.5)	(0.5)	677.2
Net (loss) income	(9.1)%	0.3%	(3,391.6)%	(5.5)%	—%	14,403.6%
____________________

(1)	Percent increase (decrease) represents the actual change as a percentage of the prior year’s result.

Comparison of the operating results for the three months ended June 27, 2014 to the three months ended June 28, 2013

Net Sales and Gross Profit

	Three Months Ended
(in thousands)	June 27, 2014	June 28, 2013

Net sales	$425,542	$405,706
Cost of sales	279,972	267,373
Gross profit	$145,570	$138,333

Net sales. Net sales increased by $19.8 million, or 4.9%, to $425.5 million for the three months ended June 27, 2014 from $405.7 million for the three months ended June 28, 2013. Sales to our institutional facilities customers increased by $11.8 million, sales to our multi-family housing facilities customers increased by $7.3 million, and sales to our residential facilities customers increased by $1.6 million. There were 64 shipping days in both the three months ended June 27, 2014 and the three months ended June 28, 2013.

The quarter-over-quarter increase in net sales primarily reflects continued economic improvements across our facilities maintenance end-market, combined with our continued investments in our sales force and our information technology. Sales to our institutional facilities customers, which comprised 50% of our total sales, increased 5.8% in total. Sales to our multi-family housing facilities customers, which comprised 31% of our total sales, increased 5.9%. Sales to our residential facilities customers, which comprised 19% of our total sales, increased 2.0%. We believe we are starting to more fully realize the benefits of our efforts to strengthen our business, improve our competitive position, and enhance our market capabilities. We expect these trends to continue for the remainder of 2014 as we continue our investments in our sales force and other key areas of our business.

Gross profit. Gross profit increased by $7.2 million, or 5.2%, to $145.6 million for the three months ended June 27, 2014 from $138.3 million for the three months ended June 28, 2013. During the second quarter of 2014, gross profit margin increased 10 basis points to 34.2% from 34.1% for the same period in the prior year.

Operating Expenses

	Three Months Ended
(in thousands)	June 27, 2014	June 28, 2013

Selling, general and administrative expenses	$114,240	$108,056
Depreciation and amortization	12,594	12,694
Merger related expenses	—	189
Total operating expenses	$126,834	$120,939

Selling, general and administrative expenses ("SG&A"). SG&A expenses increased by $6.2 million, or 5.7%, to $114.2 million for the three months ended June 27, 2014 from $108.1 million for the three months ended June 28, 2013. As a percentage of net sales, SG&A expenses increased 20 basis points to 26.8% for the three months ended June 27, 2014 compared to 26.6% for the three months ended June 28, 2013. The increase in SG&A expenses as a percentage of net sales was primarily due to higher payroll costs and travel and entertainment expenses related to our continued investments in our sales force and other key areas of our business.

Depreciation and amortization. Depreciation and amortization expense decreased by $0.1 million, or 0.8%, to $12.6 million for the three months ended June 27, 2014 from $12.7 million for the three months ended June 28, 2013. As a percentage of net sales, depreciation and amortization was 3.0% for the three months ended June 27, 2014 and 3.1% for the three months ended June 28, 2013.

Merger related expenses. Merger related expenses incurred for the three months ended June 28, 2013 of $0.2 million consisted of transaction related compensation of $0.1 million and professional fees of $0.1 million all incurred as a direct result of the Merger. There were no merger related expenses incurred during the three months ended June 27, 2014.

Operating Income

	Three Months Ended
(in thousands)	June 27, 2014	June 28, 2013

Operating income	$18,736	$17,394

Operating income. As a result of the foregoing, operating income changed by $1.3 million, or 7.7%, to $18.7 million for the three months ended June 27, 2014 from $17.4 million for the three months ended June 28, 2013.

Other Income (Expense)

	Three Months Ended
(in thousands)	June 27, 2014	June 28, 2013

Impairment of other intangible assets	$(67,500)	$—
Loss on extinguishment of debt, net	(19)	—
Interest expense	(14,506)	(15,779)
Interest and other income	205	271
(Loss) income before income taxes	$(63,084)	$1,886

Impairment of other intangible assets. During the three months ended June 27, 2014, the Company recorded non-cash charges of $67.5 million related to the impairment of certain indefinite-lived trademark assets. These impairments were primarily due to a strategic marketing decision to phase out certain brand names which resulted in a change in the expected useful life of the intangible assets. The impairment charges were determined by comparing the fair value of the trademarks, derived using discounted cash flow analyses, to the current carrying value. There was no impairment charge that occurred during the same period in the prior year.

Loss on extinguishment of debt. In connection with the redemption of the OpCo Notes and the related financing transactions, we recorded a loss on extinguishment of debt, net of $19.0 thousand which consisted of fees incurred as a result of the current year financing transactions. There was no extinguishment of debt that occurred during the same period in the prior year.

Interest expense. Interest expense decreased $1.3 million, or 8.1%, to $14.5 million for the three months ended June 27, 2014 from $15.8 million for the three months ended June 28, 2013. The decrease in interest expense was directly attributable to interest expense savings realized as a result of the financing transactions that occurred in the first quarter of 2014.

Income Tax Benefit and Net Loss

	Three Months Ended
(in thousands)	June 27, 2014	June 28, 2013

Income tax (benefit) expense	$(24,507)	$714
Net (loss) income	$(38,577)	$1,172

Income tax (benefit) expense. Income tax benefit increased $25.2 million to $24.5 million for the three months ended June 27, 2014 from an income tax expense of $0.7 million for the three months ended June 28, 2013. The increase in income tax benefit is primarily related to the current period impairment charges.

The effective tax rate for the three months ended June 27, 2014 and June 28, 2013 was 38.8% and 37.9%, respectively. The change in the effective tax rate during the second quarter of 2014 compared to the comparable prior year period is due to higher permanent items in in the second quarter of 2014 compared to second quarter 2013.

Net (loss) income. Net loss as a percentage of net sales was 9.1% for the three months ended June 27, 2014 compared to net income of 0.3% for the same period in the prior year due to losses incurred as a result of the impairment of other intangible assets, as more fully discussed in the "—Recent Developments" section above and Note 3, Other Intangible Assets, to the consolidated financial statements.

Comparison of the operating results for the six months ended June 27, 2014 to the six months ended June 28, 2013

Net Sales and Gross Profit

	Six Months Ended
(in thousands)	June 27, 2014	June 28, 2013

Net sales	$818,011	$786,459
Cost of sales	536,651	516,430
Gross profit	$281,360	$270,029

Net sales. Net sales increased by $31.6 million, or 4.0%, to $818.0 million for the six months ended June 27, 2014 from $786.5 million for the six months ended June 28, 2013. Sales to our institutional facilities customers increased by $17.4 million, sales to our multi-family housing facilities customers increased by $12.6 million, and sales to our residential facilities customers increased by $2.1 million. There were 128 shipping days in both the six months ended June 27, 2014 and the six months ended June 28, 2013.

The year-over-year increase in net sales primarily reflects continued economic improvements across our facilities maintenance end-market, combined with our continued investments in our sales force and our information technology. Sales to our institutional facilities customers, which comprised 51% of our total sales, increased 4.4% in total. Sales to our multi-family housing facilities customers, which comprised 30% of our total sales, increased 5.5%. Sales to our residential facilities customers, which comprised 19% of our total sales, increased 1.3%. We believe we are starting to more fully realize the benefits of our efforts to strengthen our business, improve our competitive position, and enhance our market capabilities. We expect these trends to continue for the remainder of 2014 as we continue our investments in our sales force and other key areas of our business.

Gross profit. Gross profit increased by $11.3 million, or 4.2%, to $281.4 million for the six months ended June 27, 2014 from $270.0 million for the six months ended June 28, 2013. During the six months ended June 27, 2014, gross profit margin increased 10 basis points to 34.4% from 34.3% for the same period in the prior year.

Operating Expenses

	Six Months Ended
(in thousands)	June 27, 2014	June 28, 2013

Selling, general and administrative expenses	$228,215	$217,236
Depreciation and amortization	25,198	25,052
Merger related expenses	102	972
Total operating expenses	$253,515	$243,260

Selling, general and administrative expenses ("SG&A"). SG&A expenses increased by $11.0 million, or 5.1%, to $228.2 million for the six months ended June 27, 2014 from $217.2 million for the six months ended June 28, 2013. As a percentage of net sales, SG&A expenses increased 30 basis points to 27.9% for the six months ended June 27, 2014 compared to 27.6% for the six months ended June 28, 2013. The increase in SG&A expenses as a percentage of net sales was primarily due to higher payroll costs and travel and entertainment expenses related to our continued investments in our sales forces and other key areas of our business.

Depreciation and amortization. Depreciation and amortization expense increased by $0.1 million, or 0.6%, to $25.2 million for the six months ended June 27, 2014 from $25.1 million for the six months ended June 28, 2013. As a percentage of net sales, depreciation and amortization was 3.1% for the six months ended June 27, 2014 and 3.2% the six months ended June 28, 2013.

Merger related expenses. Merger related expenses incurred during the six months ended June 27, 2014 of $0.1 million was comprised of transaction related compensation incurred as a result of the Merger. Merger related expenses incurred for the six months ended June 28, 2013 of $1.0 million consisted of transaction related compensation of $0.7 million, professional fees of $0.2 million, and other costs of $0.1 million, all incurred as a direct result of the Merger.

Operating Income

	Six Months Ended
(in thousands)	June 27, 2014	June 28, 2013

Operating income	$27,845	$26,769

Operating income. As a result of the foregoing, operating income increased by $1.1 million, or 4.0%, to $27.8 million for the six months ended June 27, 2014 from $26.8 million for the six months ended June 28, 2013.

Other Income (Expense)

	Six Months Ended
(in thousands)	June 27, 2014	June 28, 2013

Impairment of other intangible assets	$(67,500)	$—
Loss on extinguishment of debt, net	(4,172)	—
Interest expense	(30,190)	(31,603)
Interest and other income	397	801
(Loss) income before income taxes	$(73,620)	$(4,033)

Impairment of other intangible assets. During the six months ended June 27, 2014, the Company recorded non-cash charges of $67.5 million related to the impairment of certain indefinite-lived trademark assets. These impairments were primarily due to a strategic marketing decision to phase out certain brand names which resulted in a change in the expected useful life of the intangible assets. The impairment charges were determined by comparing the fair value of the trademarks, derived using discounted cash flow analyses, to the current carrying value. There was no impairment charge that occurred during the same period in the prior year.

Loss on extinguishment of debt. In connection with the redemption of the OpCo Notes and the related financing transactions, we recorded a loss on extinguishment of debt, net of $4.2 million which consisted of $18.5 million in consent solicitation, tender premium, call premium and related transaction costs less a non-cash benefit of $14.3 million associated with the write-off of the unamortized fair value premium of $17.8 million and the write-off of the unamortized deferred debt financing costs of $3.5 million. There was no extinguishment of debt that occurred during the same period in the prior year.

Interest expense. Interest expense decreased $1.4 million, or 4.5%, to $30.2 million for the six months ended June 27, 2014 from $31.6 million for the six months ended June 28, 2013. The decrease in interest expense was directly attributable to interest expense savings realized as a result of the financing transactions that occurred in the first quarter of 2014.

Income Tax Benefit and Net Loss

	Six Months Ended
(in thousands)	June 27, 2014	June 28, 2013

Income tax benefit	$(28,949)	$(3,725)
Net loss	$(44,671)	$(308)

Income tax benefit. Income tax benefit increased by $25.2 million year-over-year with a benefit of $28.9 million for the six months ended June 27, 2014 compared to $3.7 million for the six months ended June 28, 2013. The increase in income tax benefit is primarily related to the current period impairment charges.

The effective tax rate for the six months ended June 27, 2014 and June 28, 2013 was 39.3% and 92.4%, respectively. The change in the effective tax rate during the six months ended June 27, 2014 compared to the comparable prior year period is due to a refinement in the deferred state tax rates estimated during the six months ended June 28, 2013.

Net loss. Net loss as a percentage of net sales was 5.5% for the six months ended June 27, 2014 compared to 0.04% in the comparable prior year period due to the impairment of other intangible assets as well as the loss on extinguishment of debt as a result of the current year financing transactions, as more fully discussed in the "—Liquidity and Capital Resources" section below.

Liquidity and Capital Resources

Overview

We are a holding company whose only asset is the stock of Interline New Jersey. We conduct virtually all of our business operations through Interline New Jersey. Accordingly, our only material sources of cash are dividends and distributions with respect to our ownership interests in Interline New Jersey that are derived from the earnings and cash flow generated by Interline New Jersey.

On March 17, 2014, Interline New Jersey completed the following refinancing transactions:

•	entered into a first lien term loan agreement under which Interline New Jersey incurred a term loan in an aggregate principal amount of $350.0 million (the “Term Loan Facility”); and

•
amended the asset-based senior secured revolving credit facility, dated as of September 7, 2012 (the “ABL Facility”), by entering into the First Amendment to Credit Agreement to permit the incurrence of the Term Loan Facility and make other changes in connection with the refinancing (the “First ABL Facility Amendment”).

The proceeds from the Term Loan Facility were used to finance the redemption of Interline New Jersey's outstanding 7.50% Notes due 2018 (the "OpCo Notes"), the repayment of a portion of amounts outstanding under the ABL Facility and the payment of related fees, costs and expenses. In connection with the redemption of the OpCo Notes, the Company recorded a loss on early extinguishment of debt in the amount of $4.2 million during the six months ended June 27, 2014. The loss was comprised of $18.5 million in consent solicitation, tender premium, call premium and related transaction costs less a non-cash benefit of $14.3 million associated with the unamortized fair value premium of $17.8 million less unamortized deferred financing costs of $3.5 million.

In addition to making changes that were required in order to permit the incurrence of the Term Loan Facility and the redemption of the OpCo Notes, the First ABL Facility Amendment also made various changes to the ABL Facility that were intended to conform certain covenant baskets and related terms with those contained in the Term Loan Facility (the terms of which are disclosed below under "—Term Loan Facility”). The First ABL Facility Amendment also released the security interest previously granted by the Company to secure the ABL Facility, subject to a requirement that the Company re-pledge its assets to secure the ABL Facility in the event that the Company’s 10.00% / 10.75% Senior Notes due 2018 (the “HoldCo Notes”) are no longer outstanding. Accordingly, while the Company will guaranty both the Term Loan Facility and the ABL Facility, its assets will not be pledged to secure either such facility so long as the HoldCo Notes remain outstanding.

On April 8, 2014, Interline New Jersey further amended the ABL Facility by entering into the Second Amendment to Credit Agreement to amend certain pricing terms applicable to the ABL Facility and extend the maturity date of the ABL Facility to April 8, 2019 (the “Second ABL Facility Amendment”).

The debt instruments of Interline New Jersey, primarily the ABL Facility and the Term Loan, contain significant restrictions on the payment of dividends and distributions to the Company by Interline New Jersey. See “—ABL Facility” and “—Term Loan Facility” for more information on the ABL Facility and the Term Loan Facility, respectively.

Interline New Jersey and the Company were in compliance with all covenants contained in the ABL Facility, the Term Loan Facility, and HoldCo Notes as of June 27, 2014.

Liquidity

Historically, our capital requirements have been for debt service obligations, working capital requirements, including inventories, accounts receivable and accounts payable, acquisitions, the expansion and maintenance of our distribution network and upgrades of our information systems. We expect this to continue in the foreseeable future. Historically, we have funded these requirements through cash flow generated from operating activities and funds borrowed under our credit facility. We expect our cash on hand, cash flow from operations and availability under our ABL Facility to be our primary source of funds in the future. From time to time, based on market conditions and other factors, we may repay or refinance all or any of our existing indebtedness, including repurchasing or redeeming our bonds, or incur additional indebtedness. Letters of credit, which are issued under our ABL Facility, are used to support payment obligations incurred for our general corporate purposes.

As of June 27, 2014, we had $174.5 million of availability under our ABL Facility, net of $10.5 million in letters of credit. We believe that cash and cash equivalents on hand, cash flow from operations and available borrowing capacity under our ABL Facility will be adequate to finance our ongoing operational cash flow needs and debt service obligations for the foreseeable future.

Financial Condition

Working capital increased by $17.8 million to $321.5 million as of June 27, 2014 from $303.7 million as of December 27, 2013. The increase in working capital was primarily driven by an increase in accounts receivable—trade due to the increase in net sales, an increase in inventory levels due to build-up for normal seasonal demand, and a reduction of interest accrued on the Company's outstanding debt as a result of the early redemption of the OpCo Notes during the first quarter of 2014.

Cash Flow

Operating Activities. Net cash provided by (used in) operating activities was $12.7 million and $(0.1) million for the six months ended June 27, 2014 and June 28, 2013, respectively.

Net cash provided by operating activities of $12.7 million for the six months ended June 27, 2014 primarily consisted of a net loss of $44.7 million, non-cash adjustments of $78.4 million, and net cash used by working capital items of $21.0 million. The non-cash adjustments of $78.4 million primarily consisted of an impairment of other intangible assets of $67.5 million, $25.2 million in depreciation and amortization of property and equipment and intangible assets, $22.6 million in deferred income taxes primarily related to the impairment of intangibles, and loss on early extinguishment of debt in the amount of $4.2 million, which consisted of $18.5 million in consent solicitation, tender premium, call premium and related transaction costs less a non-cash benefit of $14.3 million associated with the write-off of the unamortized fair value premium of $17.8 million less the write-off of the unamortized deferred debt financing costs of $3.5 million. These amounts were partially offset by $0.5 million in amortization of the fair value adjustment recorded to the OpCo Notes in connection with the Merger and $0.4 million of amortization of deferred lease incentive obligations. The net cash used by working capital items primarily consisted of $28.8 million from increased trade receivables, net of changes in provision for doubtful accounts, resulting from increased sales in the current year as compared to the prior year, $15.4 million from an increase in inventory levels due to build-up for normal seasonal demand as well as expected sales growth, a $2.4 million decrease in accrued interest due to the early redemption of the OpCo Notes. The net cash used by working capital items was partially offset by $16.7 million from increased trade payables balances as a result of the timing of purchases and related payments, $3.7 million from increased accrued expenses and other current liabilities as a result of result of increased accrued sales tax due to increased sales and higher payroll costs, a decrease of $3.6 million in prepaid expenses and other current assets primarily related to timing of collections of rebates from our vendors, and $1.6 million from changes in income taxes primarily due to $8.0 million in tax refunds, net of payments, offset by $6.2 million in current tax expense.

Net cash used in operating activities of $0.1 million for the six months ended June 28, 2013 primarily consisted of a net loss of $0.3 million, adjustments for non-cash items of $21.1 million and net cash used by working capital items of $20.6 million. Adjustments for non-cash items primarily consisted of $25.1 million in depreciation and amortization of property and equipment and intangible assets, $2.5 million in share-based compensation, $1.9 million in amortization of debt financing costs, and $1.2 million in provisions for doubtful accounts. These amounts were partially offset by $7.4 million in deferred income taxes, $1.5 million in amortization of the fair value adjustment recorded to the OpCo Notes in connection with the Merger transactions, $0.4 million of amortization of deferred lease incentive obligations, and $0.2 million of other items. The cash used by working capital items primarily consisted of $23.7 million from increased trade receivables, net of changes in provision for doubtful accounts, resulting from increased sales in the current year as compared to the prior year, $15.5 million from increased inventory levels due to build-up for normal seasonal demand, and $1.6 million from a decrease in accrued expenses and other current liabilities as a result of payment of costs associated with the JanPak acquisition as well as the Merger, lower payroll and incentive compensation accruals as compared to prior year-end due to timing of payments, and timing of other miscellaneous accrual and payment activity. The cash used by working capital items was partially offset by $12.7 million from increased trade payables balances as a result of the timing of purchases and related payments, $4.1 million from changes in income taxes, $1.9 million in decreased prepaid expenses and other current assets primarily as a result of timing of collections of rebates from our vendors, and $1.6 million increase in accrued interest due to normal timing of accrual and payment activity.

Investing Activities. Net cash used in investing activities totaled $9.2 million and $10.6 million for the six months ended June 27, 2014 and June 28, 2013, respectively. The respective cash outflows for each period relate to capital expenditures made in the ordinary course of business.

Financing Activities. Net cash used in financing activities totaled $2.8 million for the six months ended June 27, 2014. The cash outflows primarily related to $300.0 million used to finance the redemption of the OpCo Notes, $25.0 million in net payments on the ABL Facility, payments of tender premiums and expenses related to redemption of the OpCo Notes of $18.5 million, $8.0 million of payments for debt issuance costs, and payments made on Term Loan Facility of $0.9 million. The cash outflows were partially offset by cash inflows related to proceeds from the issuance of the Term Loan Facility totaling $349.1 million and $0.4 million net increase in purchase card payables.

Net cash provided by financing activities totaled $3.3 million for the six months ended June 28, 2013. The cash inflows were attributable to $2.5 million in net proceeds from the ABL Facility, $0.8 million of proceeds from the issuance of common stock, and $0.5 million net increase in purchase card payable, offset in part by $0.3 million of payments on capital lease obligations and $0.2 million of payments on debt financing costs.

Capital Expenditures

Capital expenditures were $9.2 million during the six months ended June 27, 2014, compared to $10.6 million for the six months ended June 28, 2013. Capital expenditures as a percentage of net sales were 1.1% for the six months ended June 27, 2014, and 1.3% for the six months ended June 28, 2013. Capital expenditures during 2014 and 2013 were driven primarily by the continued consolidation of our distribution center network, including the investments in larger, more efficient distribution centers and enhancements to our information technology systems. We expect our capital expenditures during the remainder of 2014 to be comparable with our historical capital expenditures as a percentage of sales.

ABL Facility

On September 7, 2012, Interline New Jersey entered into an asset-based senior secured revolving credit facility with a syndicate of lenders that permits revolving borrowings in an aggregate principal amount of up to $275.0 million. The ABL Facility also provides for a sub-limit of borrowings on same-day notice referred to as swingline loans up to $30.0 million and a sub-limit for the issuance of letters of credit up to $45.0 million. Subject to certain conditions, the principal amount of the ABL Facility may be increased from time to time up to an amount which, in the aggregate for all such increases, does not exceed $100.0 million, in $25.0 million increments. There are no scheduled amortization payments due under the ABL Facility. The Second ABL Facility Amendment extended the maturity date of the ABL Facility to April 8, 2019, at which date the principal amount outstanding under the ABL Facility will be due and payable in full.

Advances under the ABL Facility are limited to the lesser of (a) the aggregate commitments under the ABL Facility and (b) the sum of the following:

•	85% of the book value of eligible accounts receivable; plus

•	the lesser of (i) 70% of the lower of cost (net of rebates and discounts) or market value of eligible inventory; and (ii) 85% of the appraised net orderly liquidation value of eligible inventory;

•	minus certain reserves as may be established under the ABL Facility.

Future borrowings under the ABL Facility are subject to the Company's representation and warranty that no event, change or condition has occurred that has had, or could reasonably be expected to have, a material adverse effect on the Company (as defined in the ABL Facility).

Obligations under the ABL Facility are guaranteed by the Company and each of the wholly-owned material subsidiaries of the co-borrowers under the ABL Facility. These obligations are primarily secured, subject to certain exceptions, by a security interest in substantially all of the assets of Interline New Jersey and each of its wholly-owned material U.S. subsidiaries. This security interest is comprised of a first-priority lien on generally all of the current assets (including accounts receivable and inventory) of Interline New Jersey and the other grantors, which assets secure the Term Loan on a second-priority basis, and a second-priority lien on generally all of the fixed assets of Interline New Jersey and the other grantors, which assets secure the Term Loan on a first-priority basis. The assets held directly by the Company will not secure the ABL Facility, except that the Company will be required to grant a security interest in these assets in the event that the HoldCo Notes are no longer outstanding.

From the date of the Second ABL Facility Amendment through the end of Interline New Jersey’s first fiscal quarter after the closing date thereof, borrowings were subject to an interest rate equal to LIBOR plus 1.50% in the case of Eurodollar revolving loans, and an applicable base rate plus 0.50% in the case of Alternate Base Rate (“ABR”) loans.

As of the end of the first fiscal quarter following the closing of the Second ABL Facility Amendment, the interest rates applicable to obligations under the ABL Facility will be determined as of the end of each fiscal quarter in accordance with applicable rates set forth in the table below, which interest rates are generally 0.25% lower than the rates in effect prior to the Second ABL Facility Amendment:

	Revolver ABR Spread	Revolver Eurodollar Spread
Category 1
Greater than $150.0 million	0.25%	1.25%
Category 2
Greater than $75.0 million but less than or equal to $150.0 million	0.50%	1.50%
Category 3
Less than or equal to $75.0 million	0.75%	1.75%

The applicable rates for Category 1 will be available starting in the second fiscal quarter of 2015. The applicable rates for Category 2 and Category 3 are subject to a 0.25% step-down from the spread described above if the fixed charge coverage ratio for the period of four consecutive fiscal quarters ending on the last day of the fiscal quarter most recently ended is greater than 1.75:1.00. This step-down is currently available for Category 3 borrowings and will be available for Category 2 borrowings during the second fiscal quarter of 2015. As of June 27, 2014, the interest rate in effect with respect to the ABL Facility was 1.69% for the Eurodollar revolving loans and 3.75% for the ABR revolving loans.

The Second ABL Facility Amendment also revised the terms of the commitment fee payable by Interline New Jersey in respect of unutilized commitments, which will be equal to 0.375% per annum for the ABL Facility if utilization is less than 25.0% of the aggregate commitments and 0.25% per annum if the utilization of the ABL Facility exceeds 25.0% of the aggregate commitments.

The ABL Facility requires the Company and its restricted subsidiaries, on a consolidated basis, to maintain a fixed charge coverage ratio (defined as the ratio of EBITDA, as defined in the credit agreement, to the sum of cash interest, principal payments on indebtedness and accrued income taxes, dividends or distributions and repurchases, redemptions or retirement of the equity interest of the Company) of at least 1.00:1.00 when the excess availability is less than or equal to the greater of: (i) 10% of the total commitments under the ABL Facility; and (ii) $25.0 million.

The ABL Facility also contains restrictive covenants (in each case, subject to exclusions) that limit, among other things the ability of Interline New Jersey and its restricted subsidiaries to:

•	create, incur, assume or suffer to exist, any liens,

•	create, incur, assume or permit to exist, directly or indirectly, any additional indebtedness,

•	consolidate, merge, amalgamate, liquidate, wind up or dissolve themselves,

•	convey, sell, lease, license, assign, transfer or otherwise dispose of their assets,

•	make certain restricted payments,

•	make certain investments,

•	amend or otherwise alter the terms of documents related to certain subordinated indebtedness,

•	enter into transactions with affiliates, and

•	prepay certain indebtedness.

The ABL Facility provides that Interline New Jersey and its restricted subsidiaries may incur secured or unsecured indebtedness so long as (i) in the event that the proceeds thereof are used to redeem HoldCo Notes, the pro forma interest coverage ratio of Interline New Jersey and its restricted subsidiaries is at least 2.00:1.00 or (ii) in the event the proceeds thereof are used for another purpose, (A) if such indebtedness is secured on a second-lien or other junior basis or is unsecured, the pro forma total leverage ratio of Interline New Jersey and its restricted subsidiaries is less than or equal to 6.50:1.00 or (B) if such indebtedness is secured on a first-lien basis, the pro forma ratio of (x) consolidated first lien indebtedness of Interline New Jersey and its restricted subsidiaries and (y) consolidated EBITDA of Interline New Jersey and its restricted subsidiaries (such ratio, the “First Lien Leverage Ratio”) is less than or equal to 3.75:1.00.

The ABL Facility contains certain customary representations and warranties, affirmative and other covenants and events of default, including, among other things, payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness bankruptcy, certain events under the Employee Retirement Income Security Act ("ERISA"), judgment defaults, actual or asserted failure of any material guaranty or security document supporting the ABL Facility to be in force and effect and a change of control. If such an event of default occurs the agent under the ABL Facility is entitled to take various actions, including the acceleration of amounts due under the ABL Facility, the termination of all revolver commitments and all other actions that a secured creditor is permitted to take following a default.

Term Loan Facility

On March 17, 2014, Interline New Jersey entered into a first lien term loan agreement under which Interline New Jersey incurred a term loan in an aggregate principal amount of $350.0 million. The initial aggregate principal amount of the Term Loan is equal to $350.0 million. The Term Loan Facility allows for incremental increases in an aggregate principal amount of up to (i) $100.0 million plus (ii) the amount as of the date of incurrence that would not cause the First Lien Leverage Ratio to exceed 3.75:1.00. The Term Loan Facility will mature on the earlier of (A) March 17, 2021 and (B) the date which is 91 days prior to the maturity date of the HoldCo Notes.

Obligations under the Term Loan Facility are guaranteed by the Company and each of the wholly-owned material U.S. subsidiaries of Interline New Jersey. These obligations are primarily secured, subject to certain exceptions, by a security interest in substantially all of the assets of Interline New Jersey and each of its wholly-owned material U.S. subsidiaries. This security interest is comprised of a first-priority lien on generally all of the fixed assets of Interline New Jersey and the other grantors, which assets secure the ABL Facility on a second-priority basis, and a second-priority lien on generally all of the current assets (including accounts receivable and inventory) of Interline New Jersey and the other grantors, which assets secure the ABL Facility on a first-priority basis. The assets held directly by the Company will not secure the Term Loan Facility, except that the Company will be required to grant a security interest in these assets in the event that the HoldCo Notes are no longer outstanding.

The Term Loan Facility will bear interest, at the borrower’s option, at (i) LIBOR subject to a minimum floor of 1.0%, plus 300 basis points ("LIBO Rate") or (ii) an ABR subject to a minimum floor of 2.0%, plus 200 basis points. In addition, at the closing of the Term Loan Facility, Interline New Jersey paid (in addition to customary fees) an upfront fee equal to 0.25% of the principal amount thereof. As of June 27, 2014, the interest rate in effect with respect to the Term Loan Facility was 4.00% for LIBO Rate borrowings and 5.25% for ABR borrowings.

Under the Term Loan Facility, Interline New Jersey may voluntarily prepay principal at any time and from time to time without penalty or premium, other than a 1.0% premium during the first six months following the closing date for re-pricing transactions only. The Term Loan Facility is due and payable in quarterly installments equal to 0.25% of the original principal amount, with the balance payable in one final installment at the maturity date. Additional provisions include the requirement to repay the Term Loan Facility with certain asset sale and insurance proceeds, certain debt proceeds and 50% of excess cash flow (reducing to 25% if the First Lien Leverage Ratio is no more than 3.00:1.00 and 0% if the First Lien Leverage Ratio is no more than 2.75:1.00).

The Term Loan Facility does not include any financial covenants; however, it does contain certain restrictive covenants (in each case, subject to exclusions) that limit, among other things, the ability of Interline and the restricted subsidiaries to:

•	create, incur, assume or suffer to exist, any liens,

•	create, incur, assume or permit to exist, directly or indirectly, any additional indebtedness,

•	consolidate, merge, amalgamate, liquidate, wind up or dissolve themselves,

•	convey, sell, lease, license, assign, transfer or otherwise dispose of their assets,

•	make certain restricted payments,

•	make certain investments,

•	amend or otherwise alter the terms of documents related to certain subordinated indebtedness,

•	enter into transactions with affiliates, and

•	prepay certain indebtedness.

The covenants are subject to various baskets and materiality thresholds, with certain of the baskets to the restrictions on the repayment of subordinated indebtedness, restricted payments and investments being available only when the pro forma interest coverage ratio of Interline New Jersey and its restricted subsidiaries is at least 2.00:1.00.

The Term Loan Facility provides that Interline New Jersey and its restricted subsidiaries may incur secured or unsecured indebtedness so long as (i) (A) in the event that the proceeds thereof are used to redeem HoldCo Notes, the pro forma interest coverage ratio of Interline New Jersey and its restricted subsidiaries is at least 2.00:1.00 or (B) in the event the proceeds thereof are used for another purpose, the pro forma total leverage ratio of Interline New Jersey and its restricted subsidiaries is less than or equal to 6.50:1.00 and (ii) in the event any of such indebtedness is secured on a first-lien basis, the First Lien Leverage Ratio is less than or equal to 3.75:1.00.

The Term Loan Facility contains certain customary representations and warranties, affirmative covenants and events of default, including, among other things, payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness (subject to certain restrictions on cross-defaults to the financial covenant contained in the ABL Facility), certain events of bankruptcy, certain events under ERISA, judgment defaults, actual or asserted failure of any material guaranty or security documents supporting the Term Loan Facility to be in full force and effect and change of control. If such an event of default occurs, the Agent under the Term Loan Facility is entitled to take various actions, including the acceleration of amounts due and all other actions that a secured creditor is permitted to take following a default.

HoldCo Notes

In connection with the Merger, Interline Delaware issued $365.0 million in aggregate principal amount of the HoldCo Notes due November 15, 2018. Debt financing costs capitalized in connection with the HoldCo Notes were $16.7 million.

The HoldCo Notes are the Company's general senior unsecured obligations; rank pari passu in right of payment with all existing and future indebtedness of the Company, other than subordinated obligations; are senior in right of payment to any future subordinated obligations of the Company; are not guaranteed by any subsidiary of the Company; are effectively subordinated to any existing or future obligations of the Company that are secured by liens on assets of the Company (including the Company's guarantee of the ABL Facility, which is secured by a pledge of the stock of Interline New Jersey) to the extent of the value of such assets, unless the HoldCo Notes are equally and ratably secured by such assets; are structurally subordinated to all existing and future indebtedness (including the OpCo Notes and indebtedness under the ABL Facility) of, and other claims and obligations (including preferred stock) of, the subsidiaries of the Company, except to the extent a subsidiary of the Company executes a guaranty agreement in the future. The HoldCo Notes are not guaranteed by any of the Company's subsidiaries.

The HoldCo Notes bear interest at a rate of 10.00% per annum with respect to cash interest and 10.75% per annum with respect to any paid-in-kind ("PIK") interest, payable semi-annually on January 15 and July 15. The Company is required to pay interest on the HoldCo Notes in cash, unless its subsidiaries are restricted from dividending money to it (or have limited ability to do so), subject to certain circumstances.

The Company has the option to redeem the HoldCo Notes prior to November 15, 2014 at a redemption price equal to 100% of the principal amount plus a make-whole premium and accrued and unpaid interest to the date of redemption. At any time on or after November 15, 2014, the Company may redeem some or all of the HoldCo Notes at certain fixed redemption prices expressed as percentages of the principal amount, plus accrued and unpaid interest. At any time prior to November 15, 2014, the Company may, from time to time, redeem up to 35% of the aggregate principal amount of the HoldCo Notes with any funds up to an aggregate amount equal to the net cash proceeds received by the Company from certain equity offerings at a price equal to 110.00% of the principal amount of the HoldCo Notes redeemed, plus accrued and unpaid interest and additional interest, if any, to the redemption date, provided that the redemption occurs within 90 days of the closing date of such equity offering, and at least 65% of the aggregate principal amount of the HoldCo Notes remain outstanding immediately thereafter.

The Indenture governing the HoldCo Notes contains covenants limiting, among other things, the ability of the Company and its restricted subsidiaries to incur additional indebtedness, issue preferred stock, create or incur certain liens on assets, pay dividends and make other restricted payments, create restriction on dividend and other payments to the Company from certain of its subsidiaries, sell assets and subsidiary stock, engage in transactions with affiliates, consolidate, merge or transfer all or substantially all of the Company's assets and the assets of its subsidiaries and create unrestricted subsidiaries. These covenants are subject to a number of important exceptions and qualifications.

The holders of the HoldCo Notes have the right to require us to repurchase their notes upon certain change of control events.

Critical Accounting Policies

In preparing the unaudited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), we are required to make certain estimates, judgments and assumptions. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, we evaluate these estimates and assumptions. We base our estimates and assumptions on historical experience and on various other factors that we believe are reasonable at the time we make the estimates and assumptions. Actual results may differ from these estimates and assumptions under different circumstances or conditions.

Our critical accounting policies are included in our Annual Report on Form 10-K for the year ended December 27, 2013 filed with the SEC. During the six months ended June 27, 2014, there were no significant changes to any of our critical accounting policies other than as set forth below.

Goodwill, Intangibles and Other Long-Lived Assets
Management assesses the recoverability and performs impairment tests of goodwill, intangible and other long-lived assets in accordance with accounting principles generally accepted in the United States. Management assesses the recoverability of goodwill and indefinite-lived intangible assets at least annually, or more frequently if events or circumstances indicate that an asset may be impaired. For certain other long-lived assets, recoverability and/or impairment tests are required only when conditions exist that indicate the carrying value may not be recoverable. The following factors, if present, may trigger an impairment review: (1) significant underperformance relative to expected historical or projected future operating results; (2) a significant adverse change in the extent or manner in which an assets is being used; (3) significant negative industry or economic trends; (4) a significant increase in competition; and (5) a significant increase in interest rates on debt. If the recoverability of these assets is unlikely because of the existence of one or more of the above-mentioned factors, an impairment analysis is performed by comparing the estimated fair value, calculated in accordance with ASC 820, Fair Value Measurements and Disclosures, to the carrying value. Management's assessment of the recoverability and impairment tests of intangible assets involve critical accounting estimates. These estimates require significant management judgment. Factors that management must estimate include, among others the economic life of the asset, estimated future cash flows, assumed royalty rates and other factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period and may result in future impairment charges. The Company records impairment charges in the statements of operations, and any impairment charge would result in reduced carrying amounts of the related assets on the balance sheet.

During the second quarter of fiscal year 2014, the Company recorded non-cash charges of $67.5 million related to the impairment of certain indefinite-lived trademark assets. These impairments were primarily due to a strategic marketing decision to phase out certain brand names which resulted in a change in the expected useful life of the intangible assets. The charges were determined using a discounted cash flow analysis based on the income approach, relief from royalty method, which requires assumptions related to projected revenues from annual forecasted plans, assumed royalty rates that could be payable if we did not own the trademarks, and an estimated discount rate. Prior to the impairment analysis the associated trademarks had a carrying value of $71.1 million, and after the impairment charge the associated trademarks had a remaining carrying value of $3.6 million which will be amortized over a definite life of six months. Management has evaluated whether other triggering events have occurred, noting no other events that would cause impairment of the other trademark assets or any other long-lived assets including goodwill.

Recently Issued Accounting Guidance

In March 2013, the FASB issued ASU No. 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity ("ASU 2013-05"). The amendments contained within this guidance clarify the applicable guidance for the release of the cumulative translation adjustment under current U.S. GAAP when an entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. The amendments in ASU 2013-05 are effective prospectively for the first annual period beginning after December 15, 2014, and interim and annual periods thereafter, with early adoption permitted. The amendments should be applied prospectively to derecognition events occurring after the effective date, and prior periods should not be adjusted. This ASU is not expected to have a material impact on the Company's consolidated financial statements.

In May 2014, FASB issued ASU No. 2014-09, Revenue From Contracts With Customers, that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance ("ASU 2014-09"). The ASU is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. The amendments in this update are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The company is currently assessing the impact that this standard will have on its consolidated financial statements.
In June 2014, the FASB issued ASU No.2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period ("ASU 2014-12"). The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Accounting Standards Codification Topic No. 718, “Compensation — Stock Compensation” (“ASC 718”), as it relates to awards with performance conditions that affect vesting to account for such awards. The amendments in this update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Early adoption is permitted. Entities may apply the amendments in ASU 2014-12 either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. This ASU is not expected to have a material impact on the Company's consolidated financial statements.

Recently Adopted Accounting Guidance

In February 2013, the FASB issued ASU No. 2013-04, Liabilities (Topic 405) - Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date ("ASU 2013-04"). The objective of the amendments in this update is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing U.S. GAAP. Examples of obligations within the scope of this ASU include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. This guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement amount its co-obligors, plus any additional amount the entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligations as well as other information about those obligations. The amendments in ASU 2013-04 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, and should be retrospectively applied to all prior periods presented for those obligations resulting from joint and several liability arrangements within the ASU's scope that exist at the beginning of an entity's fiscal year of adoption. An entity may elect to use hindsight for the comparative periods, and should disclose that fact. Early adoption was permitted. Effective December 28, 2013, the Company adopted this ASU, which did not have a material impact on the Company's consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists ("ASU 2013-11"). The objective of this ASU is to eliminate the diversity in practice on how entities present unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU 2013-11 will require entities to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset (with certain exceptions) for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The amendments in ASU 2013-11 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, with early adoption permitted. The amendments should be applied prospectively, although retrospective application was permitted. Effective December 28, 2013, the Company adopted this ASU, which did not have a material impact on the Company's consolidated financial statements.

ITEM 3. Quantitative and Qualitative Disclosures About Market Risk.

Commodity Price Risk

We are aware of the potentially unfavorable effects inflationary pressures may create through higher product and material costs, higher asset replacement costs and related depreciation, and higher interest rates. In addition, our operating performance is affected by price fluctuations in copper, oil, stainless steel, aluminum, zinc, plastic and polyvinyl chloride ("PVC"), and other commodities and raw materials. We seek to minimize the effects of inflation and changing prices through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. However, such commodity price fluctuations have from time to time created cyclicality in our financial performance, and could continue to do so in the future. In addition, our use of priced catalogs may not allow us to offset such cost increases quickly, resulting in a decrease in gross margins and profit.

Interest Rate Risk

Our variable rate term debt is sensitive to changes in the general level of interest rates. As of June 27, 2014, our variable rate debt outstanding consisted of $90.0 million under the ABL Facility and $349.1 million under the Term Loan Facility. While our variable rate term debt obligations expose us to the risk of rising interest rates, we do not believe that the potential exposure is material to our overall financial performance, results of operations, or cash flows. Based on the outstanding variable rate debt as of June 27, 2014, a 1.0% annual increase or decrease in current market interest rates would have the effect of causing a $0.9 million pre-tax change to our statement of operations for the ABL Facility and a $0.5 million pre-tax change for the Term Loan Facility.

The fair market value of our ABL Facility, Term Loan Facility, and HoldCo Notes is subject to interest rate risk. As of June 27, 2014, the estimated fair market value of our debt was as shown below (in thousands):

	Fair Market Value	Percent of Par
ABL Facility	$90,420	100.47%
Term Loan Facility	$347,525	99.54%
HoldCo Notes	$390,550	107.00%

Foreign Currency Exchange Risk

The majority of our purchases from foreign-based suppliers are from China and other countries in Asia and are transacted in U.S. dollars. Accordingly, our risk to foreign currency exchange rates was not material as of June 27, 2014.

    Most of our foreign suppliers incur costs of production in non-U.S. currencies. Accordingly, depreciation of the U.S. dollar against foreign currencies could increase the price we pay for these products. A substantial portion of our products is sourced from suppliers in China and the value of the Chinese Yuan has increased relative to the U.S. dollar since July 2005, when it was allowed to fluctuate against a basket of foreign currencies. Most experts believe that the value of the Yuan will continue to increase relative to the U.S. dollar absent a policy change in how China regulates its currency. The continued increase in the value of the Chinese Yuan relative to the U.S. dollar would most likely result in an increase in the cost of products that are sourced from suppliers in China.

ITEM 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer), evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 27, 2014. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 27, 2014, our disclosure controls and procedures were effective to ensure that: (1) material information disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and (2) information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting occurred during the quarter ended June 27, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1. Legal Proceedings.

In May 2011, the Company was named as a defendant in the case of Craftwood Lumber Company v. Interline Brands, Inc. ("Craftwood Matter"), filed before the Nineteenth Judicial Circuit Court of Lake County, Illinois, and subsequently removed to the United States District Court for the Northern District of Illinois. The complaint alleges that the Company sent unsolicited fax advertisements to businesses nationwide in violation of the Telephone Consumer Protection Act of 1991, as amended by the Junk Fax Prevention Act of 2005 (“Junk Fax Act”). At the time of filing the initial complaint in state court, the plaintiff also filed a motion asking the Court to certify a class of plaintiffs comprised of businesses who allegedly received unsolicited fax advertisements from the Company during the four-year statute of limitations period. In its amended complaint filed in the United States District Court, the plaintiff seeks preliminary and permanent injunctive relief enjoining the Company from violating the Junk Fax Act, as well as statutory damages for each fax transmission found to be in violation of the Junk Fax Act. The Company continues to vigorously contest class action certification and liability; however, in light of the Company's assessment of potential legal risks associated with the Craftwood Matter, the Company recorded a pre-tax charge in the amount of $20.5 million in the third quarter of 2013. The pre-tax charge was included in selling, general and administrative expenses in the statements of operations for the fiscal year ended December 27, 2013. As of June 27, 2014 and December 27, 2013, the litigation related accrual of $20.5 million was included in accrued expenses and other current liabilities in the consolidated balance sheets. Based upon the uncertain outcome of the Craftwood Matter, a range of reasonable outcomes cannot be estimated as of the date of these financial statements. Accordingly, actual results may differ.

We are involved in various other legal proceedings that have arisen in the ordinary course of our business and have not been fully adjudicated. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect upon our consolidated financial statements.

Because the outcome of litigation is inherently uncertain, we may not prevail in these proceedings and we cannot estimate our ultimate exposure in such proceedings if we do not prevail. Accordingly, any rulings against us in the above proceedings could have a material adverse effect on our financial performance and liquidity.

ITEM 1A. Risk Factors.

For information regarding factors that could affect our financial position, results of operations and cash flows, see the risk factors discussion provided in our Annual Report on Form 10-K for the year ended December 27, 2013 in Part I. Item 1A. Risk Factors. See also “Part I. Item 2—Forward-Looking Statements” above.

ITEM 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Unregistered Sales of Equity Securities

The following table summarizes the information with respect to sales made by the Company of shares of its common stock during the three months ended June 27, 2014:

Date of Sale	Title of Securities Sold	Number of Shares Sold	Aggregate Sale Price
June 20, 2014	Common stock	80	$25,000

Purchases of Equity Securities by the Issuer

The following table provides information related to the purchase of common shares during the three months ended June 27, 2014:

Date of Sale	Title of Securities Sold	Number of Shares Sold(1)	Aggregate Sale Price
May 31, 2014	Common stock	62	$19,375
____________________

(1)	Shares purchased represent shares tendered in satisfaction of the exercise price and tax withholding obligations related to the non-cash exercise of stock options during the period.

INTERLINE BRANDS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

ITEM 3. Defaults Upon Senior Securities.

None.

ITEM 4. Mine Safety Disclosures.

None.

ITEM 5. Other Information.

None.

ITEM 6. Exhibits.

The following exhibits are being filed as part of this Quarterly Report on Form 10-Q:

Exhibit Number	Document
ARTICLES OF INCORPORATION AND BYLAWS
3.1	Third Amended and Restated Certificate of Incorporation of Interline Brands, Inc. (incorporated by reference to Exhibit 3.1 of Current Report on Form 8-K filed on September 13, 2012).
3.2	Sixth Amended and Restated By-Laws of Interline Brands, Inc., effective as of November 9, 2012 (incorporated by reference to Exhibit 3.3 of Quarterly Report on Form 10-Q filed on November 13, 2012).

INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES
4.1
Form of Specimen Certificate of Common Stock of the Company (incorporated by reference to Exhibit 4.2 to the Company's Amendment No. 4 to Registration Statement on Form S-1 filed on December 3, 2004 (No. 333-116482)).

4.2
Purchase Agreement, dated November 4, 2010, among Interline New Jersey, the Company, as guarantor, subsidiary guarantors named therein and Barclays Capital Inc. as the representative of several initial purchasers named therein (incorporated by reference to Exhibit 10.35 to the Company's Registration Statement on Form S-4 filed on December 16, 2010 (No. 333-171215)).

4.3
Indenture, dated as of November 16, 2010, among Interline New Jersey, as issuer, the Company, as guarantor, subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4 filed on December 16, 2010 (No. 333-171215)).

4.4
Registration Rights Agreement, dated as of November 16, 2010, by and among Interline New Jersey, the guarantors named therein, Barclays Capital Inc., J.P. Morgan Securities LLC, BB&T Capital Markets, a division of Scott Stringfellow, LLC, Goldman, Sachs & Co., Lazard Capital Markets LLC, SunTrust Robinson Humphrey, Inc. and U.S. Bancorp Investments, Inc. (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-4 filed on December 16, 2010 (No. 333-171215)).

4.5
Second Supplemental Indenture among Interline Brands, Inc., the Subsidiary Guarantors, and Wells Fargo Bank, National Association, as Trustee, dated as of June 19, 2012 (incorporated by reference to Exhibit 4.1 of Current Report on Form 8-K filed on June 29, 2012).

4.6
Indenture Agreement for 10%/10.75% Senior Notes due 2018, among Isabelle Acquisition Sub Inc., as Issuer and Wells Fargo Bank, National Association, as Trustee, dated as of August 6, 2012 (incorporated by reference to Exhibit 4.1 of Current Report on Form 8-K filed on September 13, 2012).

4.7
Successor Supplemental Indenture, among Interline Brands, Inc. (as successor by merger to Isabelle Acquisition Sub Inc.) and Wells Fargo Bank, National Association, as trustee under the Indenture, dated as of September 7, 2012 (incorporated by reference to Exhibit 4.2 of Current Report on Form 8-K filed on September 13, 2012).

4.8
Exchange and Registration Rights Agreement, among Interline Brands, Inc., Goldman, Sachs & Co., and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated August 6, 2012 (incorporated by reference to Exhibit 4.3 of Current Report on Form 8-K filed on September 13, 2012).

4.9
Joinder Agreement, among Interline Brands, Inc., Goldman, Sachs & Co., and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated September 7, 2012 (incorporated by reference to Exhibit 4.4 of Current Report on Form 8-K filed on September 13, 2012).

4.10
Fifth Supplemental Indenture, dated as of March 12, 2014, among Interline New Jersey, the Company, the Subsidiary Guarantors and Wells Fargo Bank, National Association, as Trustee, to the Indenture dated as of November 16, 2010 (as amended and supplemented) (incorporated by reference to Exhibit 4.1 of Current Report on Form 8-K filed on March 12, 2014).

Exhibit Number		Document
MATERIAL CONTRACTS
10.1
First Lien Term Loan Agreement, dated as of March 17, 2014, among Interline Brands, Inc., a New Jersey Corporation, as the borrower, Interline Brands, Inc., a Delaware corporation, the subsidiaries of the borrower from time to time party thereto, the lenders from time to time party thereto, and Barclays Bank PLC, as administrative agent (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed on March 19, 2014).

10.2
First Amendment to Credit Agreement, dated as of March 17, 2014, among Interline Brands, Inc., a New Jersey corporation, Wilmar Financial, Inc., JanPak, LLC, JanPak of South Carolina, LLC, IBI Merchandising Services, Inc., each as a borrower, Interline Brands, Inc., a Delaware corporation, Glenwood Acquisition LLC and Zip Technology, LLC, as additional loan parties, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K filed on March 19, 2014).

10.3
Pledge and Security Agreement, dated as of March 17, 2014, among Interline Brands, Inc., a New Jersey corporation, certain of its subsidiaries party thereto, and Barclays Bank PLC, as administrative agent (incorporated by reference to Exhibit 10.3 of Current Report on Form 8-K filed on March 19, 2014).

10.4
Amended and Restated Pledge and Security Agreement, dated as of March 17, 2014, among Interline Brands, Inc., a New Jersey corporation, certain of its subsidiaries party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.4 of Current Report on Form 8-K filed on March 19, 2014).

10.5
Intercreditor Agreement, dated as of March 17, 2014, among Interline Brands, Inc., a New Jersey corporation, Interline Brands, Inc., a Delaware corporation, the other grantors from time to time party thereto, Bank of America, N.A., as revolving facility agent, and Barclays Bank PLC, as first lien administrative agent and first lien security agent (incorporated by reference to Exhibit 10.5 of Current Report on Form 8-K filed on March 19, 2014).

10.6
Second Amendment to Credit Agreement, dated as of April 8, 2014, among Interline Brands, Inc., a New Jersey corporation, Wilmar Financial, Inc., JanPak, LLC, JanPak of South Carolina, LLC, IBI Merchandising Services, Inc., each as a borrower, Interline Brands, Inc., a Delaware corporation, Glenwood Acquisition LLC and Zip Technology, LLC, as additional loan parties, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed on April 11, 2014).

10.7
First Amendment to Amended and Restated Pledge and Security Agreement, dated as of April 8, 2014, among Interline Brands, Inc., a New Jersey corporation, certain of its subsidiaries party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K filed on April 11, 2014).

10.8
Employment Agreement, dated as of May 19, 2014, by and between Interline Brands, Inc. and Federico Pensotti (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed on May 16, 2014).

STATEMENTS RE COMPUTATION OF RATIOS
12.1	†	Computation of earnings to fixed charges and earnings to combined fixed charges and preferred dividends of Interline Brands, Inc..

CERTIFICATIONS
31.1	†	Certification of the Chief Executive Officer of Interline Brands, Inc., pursuant to Rule 13a-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	†	Certification of the Chief Financial Officer of Interline Brands, Inc., pursuant to Rule 13a-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	†	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	†	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number		Document

INTERACTIVE DATA FILES
101.INS	*	XBRL Instance Document
101.SCH	*	XBRL Taxonomy Extension Schema Document
101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

† Furnished herewith.
* Attached as Exhibit 101 to this report are the following items formatted in XBRL (Extensible Business Reporting Language):

1	Consolidated Balance Sheets (Unaudited) as of June 27, 2014 and December 27, 2013;

2	Consolidated Statements of Operations and Comprehensive Loss (Unaudited) for the three months ended June 27, 2014 and June 28, 2013, respectively;

3	Consolidated Statements of Operations and Comprehensive Loss (Unaudited) for the six months ended June 27, 2014 and June 28, 2013, respectively;

4	Consolidated Statements of Cash Flows (Unaudited) for the six months ended June 27, 2014 and June 28, 2013, respectively;

5	Notes to the Unaudited Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERLINE BRANDS, INC.
(Registrant)

August 4, 2014	/S/ FEDERICO PENSOTTI
Date	Federico Pensotti
Chief Financial Officer
(Duly Authorized Signatory and Principal Financial Officer)